Execution Version

WARRANT CERTIFICATE
THIS WARRANT CERTIFICATE AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAWS, AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH TRANSACTION IS EFFECTIVE UNDER THE SECURITIES ACT AND SUCH TRANSACTION IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW OR (II) SUCH TRANSACTION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE SECURITIES ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE AND FOREIGN LAW.
Warrant Shares Issuable:    Up to 400,000 Ordinary Shares
Warrant Certificate No.:    W-001
Issue Date:    May 2, 2024 (the “Issue Date”)
FOR VALUE RECEIVED, SOPHiA GENETICS SA (CHE-184.818.745), a public Swiss corporation (société anonyme), incorporated, organized and existing under the laws of Switzerland and having its registered office at La Pièce 12, CH-1180 Rolle/VD, Switzerland (the “Company”), hereby certifies that PERCEPTIVE CREDIT HOLDINGS IV, LP or any of its registered assigns (collectively, the “Holder”) is entitled to purchase from the Company up to 400,000 validly issued and fully paid Ordinary Shares (as defined below) at the per share Exercise Price (as defined below), all subject to the terms, conditions and adjustments set forth below in this Warrant Certificate. Certain capitalized terms used herein are defined in Section 1.
Section 1.Definitions. The following terms when used herein have the following meanings:
“Acquisition” has the meaning set forth in Section 3(l)(i).
“Aggregate Exercise Price” means, with respect to any exercise of this Warrant Certificate for Warrant Shares, an amount equal to the product of (i) the number of Warrant Shares in respect of which this Warrant Certificate is then being exercised pursuant to Section 3 multiplied by (ii) the Exercise Price.
“Anticipated Sale” has the meaning set forth in Section 3(i).
“Articles of Association” means the Company’s articles of association, as amended, modified, supplemented or restated from time to time in accordance with their terms and pursuant to applicable law.
“Beneficial Ownership Limitation” has the meaning set forth in Section 3(m).
“Board” means the board of directors of the Company.
“Business Day” means any day, except a Saturday, Sunday or any other day on which banking institutions in the City of New York, New York, USA or Lausanne, Switzerland are closed for business.
“Cash Acquisition” has the meaning set forth in Section 3(l)(ii).
“Company” has the meaning set forth in the preamble.
“Credit Agreement” means that certain Credit Agreement and Guaranty, dated as of May 2, 2024, among the Company, as the borrower, the guarantors party thereto, the lenders party thereto and Perceptive Credit Holdings IV, LP, as the administrative agent and lender.
“Delivery Deadline” means three (3) Business Days after delivery of an Exercise Certificate in respect of such exercise and delivery of the Aggregate Exercise Price as contemplated in Section 3(b).
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“Delivery Failure” means the failure by the Company, for any reason, to deliver Warrant Shares to the Holder or its designee on or prior to the Delivery Deadline, other than any such failure that is solely due to any action or inaction by the Holder with respect to such exercise.
“DTC” means the Depository Trust Company.
“DWAC” has the meaning set forth in Section 3(c).
“Effectiveness Deadline” has the meaning set forth in Section 6(a)(i).
“Effectiveness Period” has the meaning set forth in Section 6(a)(i).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exercise Certificate” has the meaning set forth in Section 3(a).
“Exercise Date” means, for any given exercise of this Warrant Certificate, whether in whole or in part, the date on which the conditions to such exercise as set forth in Section 3 shall have been satisfied at or prior to 5:00 p.m., Eastern time, on a Business Day, including, without limitation, the receipt by the Company of the Exercise Certificate and the applicable Aggregate Exercise Price.
“Exercise Period” has the meaning set forth in Section 2.
“Exercise Price” means $4.9992 per Warrant Share, subject to adjustment from time to time in accordance with this Warrant Certificate.
“Fair Market Value”, with respect to an Ordinary Share, means, (i) if the Ordinary Shares are listed on a Trading Market, as of any particular Trading Day, (x) the closing (last sale) price, regular way, of the Ordinary Shares for such day or (y) if there have been no sales on any Trading Market on any such day, the average of the highest bid and lowest asked prices for the Ordinary Shares on the applicable Trading Market on such day, or (ii) if the Ordinary Shares are not listed on a Trading Market, the current fair market value of an Ordinary Share as determined in good faith by the Board and the Holder, subject to Section 3(j).
“FAST” has the meaning set forth in Section 3(c).
“Filing Deadline” has the meaning set forth in Section 6(a)(i).
“Holder” has the meaning set forth in the preamble.
“Indemnified Person” has the meaning set forth in Section 6(c)(iii).
“Indemnifying Person” has the meaning set forth in Section 6(c)(iii).
“Issue Date” has the meaning set forth in the preamble.
“Nasdaq” means The Nasdaq Stock Market, LLC.
“Ordinary Shares” means the Company’s ordinary shares and any class and/or series of the Company’s capital stock for or into which such ordinary shares may be converted or exchanged in a reorganization, recapitalization or similar transaction.
“OTC Bulletin Board” means the National Association of Securities Dealers, Inc. OTC Bulletin Board.
“Person” means any individual, sole proprietorship, partnership, limited liability company, corporation, joint venture, trust, incorporated organization, government or department or agency thereof or any other entity.

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“Prospectus” means the prospectus or prospectuses included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including all material incorporated by reference in such prospectus or prospectuses.
“Purchase Rights” has the meaning set forth in Section 5.
“Registrable Securities” shall mean the Warrant Shares issued or issuable upon exercise of this Warrant Certificate with respect to the Tranche A Warrant Shares and, following the Tranche B Vesting Date, the Warrant Shares issued or issuable upon exercise of this Warrant Certificate with respect to the Tranche B Warrant Shares; provided, however, that “Registrable Securities” shall not include any securities that (w) have been sold pursuant to a Registration Statement or pursuant to Rule 144 under the Securities Act, (x) are eligible to be immediately sold to the public without registration or restriction and without compliance with any “current public information” requirement pursuant to Rule 144 under the Securities Act (assuming that the Holder is not an “affiliate” of the Company (as defined in Rule 144 under the Securities Act)), (y) are no longer held by the Holder or (z) are no longer outstanding.
“Registration Statement” means any registration statement of the Company which covers any of the Registrable Securities, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference in such Registration Statement.
“Resale Registration Statement” has the meaning set forth in Section 6(a)(i).
“SEC” means the Securities and Exchange Commission or any successor thereto.
“Securities Act” means the Securities Act of 1933, as amended.
“Trading Day” means a day on which the principal Trading Market is open for trading.
“Trading Market” means Nasdaq or, if the Ordinary Shares are not listed on Nasdaq, such other principal US or foreign exchange or market (including the OTC Bulletin Board) on which the Ordinary Shares are quoted or available for trading.
“Tranche A Filing Deadline” has the meaning set forth in Section 6(a)(i).
“Tranche A Resale Registration Statement” has the meaning set forth in Section 6(a)(i).
“Tranche A Vesting Date” has the meaning set forth in Section 2(a)(i).
“Tranche A Warrant Shares” has the meaning set forth in Section 2(a)(i).
“Tranche B Filing Deadline” has the meaning set forth in Section 6(a)(i).
“Tranche B Resale Registration Statement” has the meaning set forth in Section 6(a)(i).
“Tranche B Vesting Date” has the meaning set forth in Section 2(a)(ii).
“Tranche B Warrant Shares” has the meaning set forth in Section 2(a)(ii).
“Transfer Agent” has the meaning set forth in Section 3(c).
“Unrestricted Conditions” has the meaning set forth in Section 12(a)(ii).
“Warrant” or “Warrant Certificate” means this Warrant Certificate and all subsequent warrant certificates issued upon division, combination or transfer of, or in substitution for, this Warrant Certificate.

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“Warrant Register” has the meaning set forth in Section 7.
“Warrant Shares” means the Ordinary Shares then purchasable upon exercise of this Warrant Certificate in accordance with the terms of this Warrant Certificate, comprising the Tranche A Warrant Shares and the Tranche B Warrant Shares.
Section 2.Vesting; Term of Warrant Certificate.
(a)Vesting. The Warrant Shares that are subject to this Warrant Certificate shall vest and become exercisable in accordance with the following terms:
(i)On the date hereof (the “Tranche A Vesting Date”), 200,000 Warrant Shares shall become vested and exercisable (such Warrant Shares, the “Tranche A Warrant Shares”) and shall be exercisable at the Exercise Price.
(ii)On the Tranche B Term Loan Borrowing Date (as defined in the Credit Agreement) (the “Tranche B Vesting Date”), an additional 200,000 Warrant Shares shall become vested and exercisable (such Warrant Shares, the “Tranche B Warrant Shares”) and shall be exercisable at the Exercise Price.
The Tranche A Vesting Date and Tranche B Vesting Date are referred to collectively herein as the “applicable Vesting Date.”
The Holder shall be entitled to exercise this Warrant Certificate to purchase all or any portion of the Warrant Shares that have vested as of the applicable Exercise Date pursuant to the vesting schedule set forth above, and all references herein to the Warrant Shares shall refer to those vested Warrant Shares as of the relevant date of determination.
For the avoidance of doubt, if the Tranche B Term Loan is not funded under the Credit Agreement, the Tranche B Warrant Shares shall not vest.
(b)Exercise Period. Subject to the terms and conditions hereof, including Section 3(k) or Section 3(l), at any time or from time to time on or after the applicable Vesting Date and prior to 5:00 p.m., Eastern time, on the tenth (10th) anniversary of such date or, if such day is not a Business Day, on the next preceding Business Day (the “Exercise Period”), the Holder of this Warrant Certificate may exercise this Warrant Certificate for all or any part of the vested Warrant Shares purchasable hereunder (subject to adjustment as provided herein).
Section 3.Exercise of Warrant Certificate.
(a)Exercise Procedure. This Warrant Certificate may be exercised from time to time on any Business Day during the Exercise Period, for all or any part of the unexercised and vested Warrant Shares, upon (i) delivery to the Company by electronic mail in accordance with Section 13) an Exercise Certificate in the form attached hereto as Exhibit A (each, an “Exercise Certificate”), duly completed (including specifying the number of Warrant Shares to be purchased) and executed, and (ii) payment to the Company of the Aggregate Exercise Price in accordance with Section 3(b). Each exercise hereof shall constitute the re-affirmation by the Holder that the representations and warranties contained herein are true and correct as of the time of such exercise.
(b)Payment of the Aggregate Exercise Price. Payment of the Aggregate Exercise Price shall be made by wire transfer of immediately available funds to a Swiss bank account designated in writing by the Company, in the amount of such Aggregate Exercise Price.
(c)Delivery of Shares. With respect to any exercise of this Warrant Certificate by the Holder, upon receipt by the Company of an Exercise Certificate and delivery of the Aggregate Exercise Price (in accordance with Section 3(b)), the Company shall, on or before the Delivery Deadline, deliver (or cause its Transfer Agent to deliver) in accordance with the terms hereof to or upon the order of the Holder that number Warrant Shares for the portion of this Warrant Certificate so exercised on such date, together with cash in lieu of any fraction of a share, as provided in Section 3(d) and, if the Warrant Shares are not delivered through DTC, shall enter the name of the

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Holder (or any assignee) in the share register of the Company in respect of the number of Warrant Shares delivered to it no later than the Delivery Deadline. If the Company’s transfer agent (the “Transfer Agent”) participates in the DTC Fast Automated Securities Transfer (“FAST”) program and the Unrestricted Conditions are satisfied with respect to the Warrant Shares issuable upon such exercise, then the Company shall deliver such Warrant Shares by causing the Transfer Agent to electronically transmit such Warrant Shares by crediting the account of the Holder’s prime broker with the DTC as specified in the applicable Exercise Certificate through the DTC’s Deposit & Withdrawal at Custodian (“DWAC”) system. In all other cases, the Company shall deliver the Warrant Shares by causing the Transfer Agent to electronically transmit such Warrant Shares by crediting the Holder’s account at the Transfer Agent. This Warrant Certificate shall be deemed to have been exercised and the Warrant Shares shall be deemed to have been delivered, and the Holder shall be deemed to have become a holder of such Warrant Shares for all purposes, as of the applicable Exercise Date. The Company shall, at its own cost and expense, take all necessary actions, including obtaining and delivering an opinion of counsel, required by the Transfer Agent in connection with the issuance of Ordinary Shares upon exercise of this Warrant Certificate.
(d)Fractional Shares. The Company shall not be required to issue or deliver a fractional Warrant Share upon exercise of any Warrant Certificate. As to any fraction of a Warrant Share that the Holder would otherwise be entitled to purchase upon such exercise, the Company shall (unless waived by the Holder) pay to such Holder an amount in cash (by delivery of a certified or official bank check or by wire transfer of immediately available funds) equal to the product of (i) such fraction multiplied by (ii) the Fair Market Value of one Warrant Share on the Exercise Date.
(e)Surrender of this Warrant Certificate; Delivery of New Warrant Certificate.
(i)The Holder shall not be required to physically surrender this Warrant Certificate to the Company until the Holder has purchased all of the Warrant Shares available hereunder and this Warrant Certificate has been exercised in full, in which case, the Holder shall, at the written request of the Company, surrender this Warrant Certificate to the Company for cancellation within three (3) Business Days after the date the final exercise of this Warrant Certificate. Partial exercises of this Warrant Certificate resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Holder and any assignee, by acceptance of this Warrant Certificate, acknowledge and agree that, by reason of the provisions of this Section 3(e), following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.
(ii)Notwithstanding the foregoing, the Holder, upon physically surrendering this Warrant Certificate to the Company for cancellation, may request that the Company (and the Company shall) deliver to the Holder a new Warrant Certificate evidencing the rights of the Holder to purchase the unexpired and unexercised Warrant Shares called for by this Warrant Certificate. Unless otherwise agreed upon by the Holder in its sole discretion, such new Warrant Certificate shall in all other respects be identical to this Warrant Certificate.
(f)Valid Issuance of Warrant Certificate and Warrant Shares; Payment of Taxes. The Company hereby represents, covenants and agrees that:
(i)This Warrant Certificate has been duly authorized, validly issued and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as may be limited by (A) the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors generally and (B) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
(ii)The Warrant Shares have been duly authorized and, when issued upon exercise of this Warrant Certificate in accordance with its terms, will be validly issued, fully paid and non-assessable, and the issuance of such Warrant Shares will be free and clear of all taxes, liens, charges and other encumbrances, other than restrictions

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imposed by applicable securities laws. The Company has reserved sufficient conditional share capital to permit the exercise of this Warrant Certificate in full.
(iii)The Company shall take all such actions as may be necessary to ensure that all such Warrant Shares are issued without violation by the Company of its Articles of Association, any applicable law or governmental regulation or any requirements of any Trading Market upon which the Ordinary Shares or other securities constituting Warrant Shares may be listed at the time of such exercise (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance), and the Company represents and warrants that the rights of all holders of Ordinary Shares to subscribe for this Warrant Certificate has been validly and fully waived or excluded (Ausschluss des Vorwegzeichnungsrechts) and all preferential subscription rights of all holders of Ordinary Shares to subscribe for Warrant Shares are validly and fully waived or excluded (Ausschluss des Bezugsrechts) and, where applicable, such waivers or exclusions are duly and validly reflected in the Company’s Articles of Association.
(iv)The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issuance or delivery of Warrant Shares upon exercise of this Warrant Certificate; provided, however, that in the event Warrant Shares are to be issued in a name other than the name of the Holder, the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.
(g)Conditional Exercise. Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant Certificate is to be made in connection with an Acquisition, such exercise may, at the election of the Holder, be conditioned upon the consummation of such transaction, in which case such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.
(h)Reservation of Shares. During the Exercise Period, the Company shall at all times reserve and keep available conditional share capital reserved for issuance of the Warrant Shares, in the maximum number of Warrant Shares issuable upon the exercise of this Warrant Certificate, and the par value per Warrant Share shall at all times be less than or equal to the Exercise Price. The Company shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally deliver fully paid and non-assessable Ordinary Shares upon the exercise of this Warrant Certificate.
(i)Make Whole. In addition to any other rights available to the Holder, if as a result of a Delivery Failure in respect of Warrant Shares, the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases Ordinary Shares to deliver in satisfaction of a sale by the Holder of all or portion of such Warrant Shares which are the subject of such Delivery Failure (an “Anticipated Sale”), then the Company shall pay in cash to the Holder the amount by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased exceeds (y) an amount equal to the product of (A) the number of Warrant Shares that the Holder anticipated to sell in such Anticipated Sale, multiplied by (B) the price at which the sell order giving rise to such purchase obligation was executed. The Holder shall provide the Company written notice indicating the amounts payable to the Holder, together with applicable confirmations and other evidence reasonably requested by the Company. Nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to any Delivery Failure.
(j)Dispute Resolution. In the case of any dispute as to the determination of Fair Market Value or any closing sales price of the Ordinary Shares, the arithmetic calculation of the Exercise Price or any other computation required to be made hereunder, in the event the Holder and the Company are unable to settle such dispute within five (5) Business Days, then either party may elect to submit the disputed matter(s) for resolution by a mutually agreeable independent accountant, appraiser or investment bank with relevant experience acceptable to the other party. Such independent party’s determination of such disputed matter(s) shall be binding upon all parties absent demonstrable error, and the Company and the Holder shall each pay one half of the fees and costs of such independent party.

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(k)Deemed Exercise. If (i) immediately prior to the expiration of the Exercise Period or (ii) immediately prior to the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, at any time prior to the expiration of the Exercise Period, in each case, there remain any vested Warrant Shares subject to this Warrant Certificate and, at such time, the Fair Market Value of one Warrant Share is greater than the then Exercise Price, then the Holder shall have been deemed to have delivered an Exercise Certificate on such date with respect to all remaining vested Warrant Shares subject to this Warrant Certificate on such date. The Holder shall make payment to the Company of the Aggregate Exercise Price in accordance with Section 3(b) on such date. Unless the giving of notice is not reasonably possible due to the circumstances, the Company shall give the Holder notice of any anticipated liquidation, dissolution or winding up of the Company as soon as practicable.
(l)Treatment of Warrant Certificate Upon Acquisition of Company.
(i)For the purpose of this Warrant Certificate, “Acquisition” means any transaction or series of related transactions involving: (i) the sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company; (ii) any merger or consolidation of the Company into or with another person or entity (other than a merger or consolidation effected exclusively to change the Company’s domicile), or any other corporate reorganization, in which the stockholders of the Company in their capacity as such immediately prior to such merger, consolidation or reorganization, own less than a majority of the Company’s (or the surviving or successor entity’s) outstanding voting power immediately after such merger, consolidation or reorganization; or (iii) any sale or other transfer by the stockholders of the Company of shares representing a majority of the Company’s then-total outstanding combined voting power.
(ii)In the event of an Acquisition in which the consideration to be received by the Company’s stockholders consists solely of cash (a “Cash Acquisition”), either (x) the Holder shall exercise this Warrant Certificate pursuant to Section 3 and such exercise will be deemed effective immediately prior to and contingent upon the consummation of such Cash Acquisition or (y) if Holder elects not to exercise the Warrant, this Warrant will expire immediately prior to the consummation of such Cash Acquisition. The Company shall provide Holder with written notice of its request relating to the Cash Acquisition (together with such information as Holder may reasonably require regarding the treatment of this Warrant Certificate in connection with such contemplated Cash Acquisition giving rise to such notice), which is to be delivered to Holder not less than fifteen (15) days prior to the closing of the proposed Cash Acquisition.
(iii)Upon the closing of any Acquisition other than a Cash Acquisition, the acquiring, surviving or successor entity shall assume the obligations of this Warrant, and this Warrant shall thereafter be exercisable for the same securities and/or other property as would have been paid for the Ordinary Shares issuable upon exercise of the unexercised portion of this Warrant as if such Ordinary Shares were outstanding on and as of the closing of such Acquisition, subject to further adjustment from time to time in accordance with the provisions of this Warrant Certificate.
(m)Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to this Section 3 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Exercise Certificate, the Holder (together with the Holder’s affiliates, and any other persons acting as a group together with the Holder or any of the Holder’s affiliates), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares equivalents beneficially owned by the Holder and its affiliates shall include the number of Ordinary Shares equivalents issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares equivalents which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its affiliates, and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Shares equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 3(m), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not

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representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 3(m) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any affiliates) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of an Exercise Certificate shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any affiliates) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 3(m) in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the SEC, as the case may be, (B) a more recent public announcement by the Company, or (C) a more recent written notice from the Company setting forth the number of outstanding Ordinary Shares. Upon the written request of a Holder, the Company shall within three (3) Business Days confirm in writing to the Holder the number of then-outstanding Ordinary Shares. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its affiliates since the date as of which such number of outstanding shares of Ordinary Shares was reported. The “Beneficial Ownership Limitation” shall be 9.99% of the number of Ordinary Shares and Ordinary Shares equivalents outstanding immediately after giving effect to the applicable issuance of Warrant Shares issuable upon exercise of this Warrant if at the time of exercise the Company is a “reporting issuer” under the Exchange Act. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3(m) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.
(n)Holder Cancellation Right. In addition to all other rights granted to Holder herein, at any time during the term of this Warrant Certificate, the Holder shall have the right, but not obligation, to require that the Company cancel this Warrant Certificate and the Holder’s rights in respect of all (but not less than all) of the Warrant Shares for which this Warrant Certificate is then exercisable. The Holder acknowledges and agrees that any such cancellation is irrevocable and the Holder hall not be entitled to the return of any consideration such Holder may have paid for this Warrant Certificate and the rights hereunder.
Section 4.Anti-Dilution Adjustments. In order to prevent dilution of the purchase rights granted under this Warrant Certificate, the number of Warrant Shares issuable upon exercise of this Warrant Certificate and the Exercise Price shall be subject to adjustment from time to time as provided in this Section 4.
(a)Adjustment to Exercise Price and Number of Warrant Shares Upon Dividend, Subdivision or Combination of Ordinary Shares. If the Company shall, at any time or from time to time after the Issue Date, (i) pay a dividend or make any other distribution upon the Ordinary Shares payable in Ordinary Shares, or (ii) subdivide (by any stock split, recapitalization or otherwise) its outstanding Ordinary Shares into a greater number of shares, the number of Warrant Shares issuable upon exercise of this Warrant Certificate immediately prior to any such dividend, distribution or subdivision shall be proportionately increased and the Exercise Price shall be proportionately decreased. If the Company at any time combines (by combination, reverse stock split or otherwise) its outstanding Ordinary Shares into a smaller number of shares, the number of Warrant Shares issuable upon exercise of this Warrant Certificate immediately prior to such combination shall be proportionately decreased and the Exercise Price shall be proportionately increased. Any adjustment under this Section 4(a) shall become effective at the close of business on the date the dividend, subdivision or combination becomes effective.
(b)Adjustment to Exercise Price and Number of Warrant Shares Upon Reorganization, Reclassification or Similar Transaction.
(i)Unless the Holder otherwise consents (in its sole discretion), the event of any (A) capital reorganization of the Company, (B) reclassification of the stock of the Company (other than a change in par value or

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from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares) or (C) other similar transaction (other than any such transaction covered by Section 3(l) or Section 4(a)), in each case which entitles the holders of Ordinary Shares to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Ordinary Shares: (1) this Warrant Certificate shall, immediately after such reorganization, reclassification or similar transaction, remain outstanding and shall thereafter, in lieu of the number of Warrant Shares then exercisable under this Warrant Certificate, be exercisable for the kind and number of shares of stock or other securities or assets of the Company or of the successor Person resulting from such reorganization, reclassification or similar transaction to which the Holder would have been entitled upon such reorganization, reclassification or similar transaction if the Holder had exercised this Warrant Certificate in full immediately prior to the time of such reorganization, reclassification or similar transaction and acquired the applicable number of Warrant Shares then issuable hereunder as a result of such exercise (without taking into account any limitations or restrictions on the exercisability of this Warrant Certificate); and (2) appropriate adjustment (in form and substance reasonably satisfactory to the Holder) shall be made with respect to the Holder’s rights under this Warrant Certificate (including the Exercise Price) to ensure that the provisions of this Section 4 shall thereafter be applicable, as nearly as possible, to this Warrant Certificate in relation to any shares of stock, securities or assets thereafter acquirable upon exercise of this Warrant Certificate. In the case of any transaction in which the successor or purchasing Person is other than the Company, the adjustment to the Exercise Price shall equal the value per share for the Ordinary Shares reflected by the terms of such reorganization, reclassification or similar transaction, and a corresponding adjustment shall be made to the number of Warrant Shares acquirable upon exercise of this Warrant Certificate, without regard to any limitations or restrictions on exercise, if the value so reflected is less than the Exercise Price in effect immediately prior to such transaction. The provisions of this Section 4(b) shall similarly apply to successive reorganization, reclassification or similar transaction.
(ii)Notwithstanding anything to the contrary contained herein, with respect to any corporate event or other transaction contemplated by this Section 4(b), the Holder shall have the right to elect, prior to the consummation of such event or transaction, to exercise its rights under Section 3 instead of giving effect to Section 4(b)(i).
(c)Other Dividends and Distributions. If the Company shall, at any time or from time to time after the date hereof, make or declare, or fix a record date for the determination of holders of Ordinary Shares entitled to receive, a dividend or any other distribution payable in cash, securities of the Company (other than a dividend or distribution of shares of Ordinary Shares, options or convertible securities in respect of outstanding shares of Ordinary Shares) or other property, then, and in each such event, the Company shall ensure that provisions are made so that the Holder shall receive upon exercise of this Warrant Certificate, in addition to the number of Warrant Shares receivable thereupon, the kind and amount of cash, securities of the Company or other property which the Holder would have been entitled to receive had this Warrant Certificate been exercised for such number of Warrant Shares on the date of such event and had the Holder thereafter, during the period from the date of such event to and including the date of exercise, retained such cash, securities or other property receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this Section 4 with respect to the rights of the Holder; provided that no such provision shall be made if the Holder receives, simultaneously with the dividend or distribution to the holders of Ordinary Shares, a dividend or other distribution of such cash, securities or other property in an amount equal to the amount of such cash, securities or other property as the Holder would have received if this Warrant Certificate had been exercised in full into Warrant Shares on the date of such event.
(d)Certificate as to Adjustment.
(i)As promptly as reasonably practicable following any adjustment of the number of Warrant Shares issuable upon exercise of this Warrant Certificate or the Exercise Price, but in any event not later than three Business Days thereafter, the Company shall furnish to the Holder a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.
(ii)As promptly as reasonably practicable following the receipt by the Company of a written request by the Holder, but in any event not later than three Business Days thereafter, the Company shall furnish to the

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Holder a certificate of an executive officer certifying the number of Warrant Shares for which this Warrant Certificate is exercisable, or the amount, if any, of other shares of stock, securities or assets then issuable upon exercise of this Warrant Certificate, and the Exercise Price payable therefor.
(e)Limitations on Adjustment. Notwithstanding anything to the contrary in this Section 4:
(i)All calculations under this Section 4 shall be made to the nearest one-hundredth (1/100th) of a cent or to the nearest one-tenth (l/10th) of a share, as the case may be. No adjustment in the Exercise Price or the number of Warrant Shares shall be made if the amount of such adjustment would be less than $0.01 or one-tenth (1/10th) of an Ordinary Share.
(ii)If an adjustment in Exercise Price would reduce the Exercise Price to an amount below par value of the Ordinary Shares, then such adjustment in the Exercise Price made shall reduce the Exercise Price to the par value of the Ordinary Shares.
(f)Notices. In the event that the Company shall take a record of the holders of its Ordinary Shares (or other capital stock or securities at the time issuable upon exercise of this Warrant Certificate) (i) for the purpose of entitling or enabling them to receive any dividend or other distribution, to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security or (ii) approving or enabling any capital reorganization of the Company, any reclassification of the Ordinary Shares of the Company or any Acquisition or liquidation, then, and in each such case, the Company shall send or cause to be sent to the Holder at least ten (10) days prior to the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, (A) the record date for such dividend, distribution, meeting or consent or other right or action, and a description of such dividend, distribution or other right or action to be taken at such meeting or by written consent, or (B) the effective date on which such Acquisition or liquidation is proposed to take place, and the date, if any is to be fixed, as of which the books of the Company shall close or a record shall be taken with respect to which the holders of record of Ordinary Shares (or such other capital stock or securities at the time issuable upon exercise of this Warrant Certificate) shall be entitled to exchange their shares of Ordinary Shares (or such other capital stock or securities) for securities or other property deliverable upon the consummation of such event, and the amount per share and character of such exchange applicable to this Warrant Certificate and the Warrant Shares. The Holder acknowledges that the information received pursuant to this Section 4(f) may constitute “material nonpublic information” with respect to the Company, understands its obligations under securities laws and agrees to keep such information confidential until its public announcement by the Company.
Section 5.Purchase Rights. If the Company grants any rights to purchase Ordinary Shares pro rata to the record holders of Ordinary Shares (the “Purchase Rights”), then the Holder shall be entitled (but not required) to acquire, upon the same terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder would have acquired if the Holder had held the number of Warrant Shares acquirable upon complete exercise of this Warrant Certificate immediately before the date on which a record is taken for the grant of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant of such Purchase Rights.
Section 6.Registration Rights.
(a)Registration.
(i)On or prior to the date that is the thirtieth (30th) Business Day after the Tranche A Vesting Date, the Company shall prepare and file with the SEC (the “Tranche A Filing Deadline”), a registration statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Holder of all Registrable Securities relating to the Tranche A Warrant Shares held by the Holder (the “Tranche A Resale Registration Statement”). On or prior to the date that is the thirtieth (30th) Business Day after the Tranche B Vesting Date, the Company shall prepare and file with the SEC (the “Tranche B Filing Deadline”), a registration statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Holder of all Registrable Securities relating to the Tranche B Warrant

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Shares held by the Holder (the “Tranche B Resale Registration Statement”). The Tranche A Filing Deadline and the Tranche B Filing Deadline are each referred to as a “Filing Deadline.” The Tranche A Resale Registration Statement and the Tranche B Resale Registration Statement are each referred to as a “Resale Registration Statement” and collectively referred to as the “Resale Registration Statements.” Each Resale Registration Statement shall be on Form F-3 or Form S-3 or, if Form F-3 and Form S-3 are not then available to the Company, on Form F-1 or Form S-1 or such other appropriate form permitting registration of such Registrable Securities for resale by the Holder. The Company shall use commercially reasonable efforts to cause each Resale Registration Statement to be declared effective as soon as possible after filing but no later than the earlier of (i) sixty (60) days following the applicable Filing Deadline or (ii) ten (10) Business Days after the SEC notifies the Company that it will not review the applicable Resale Registration Statement, if applicable (the “Effectiveness Deadline”); provided that the applicable Effectiveness Deadline shall be automatically extended if the Company has, and continues to use, its commercially reasonable efforts to respond to and resolve any comments to the applicable Resale Registration Statement received from the SEC. Once effective, the Company shall keep each Resale Registration Statement continuously effective and supplemented and amended to the extent necessary to ensure that such Resale Registration Statement is available or, if not available, to ensure that another registration statement is available, under the Securities Act at all times until such date as all securities covered by such Resale Registration Statement no longer constitute Registrable Securities (the “Effectiveness Period”). Each Resale Registration Statement shall provide for an offering of the applicable Registrable Securities on a continuous basis pursuant to Rule 415 under the Securities Act and include a “plan of distribution” approved by the Holder.
(ii)The Company shall notify the Holder in writing of the effectiveness of each Resale Registration Statement as soon as practicable, and in any event within one (1) Business Day after such Resale Registration Statement becomes effective, and shall furnish to the Holder, without charge, such number of copies of the Resale Registration Statements (including any amendments, supplements and exhibits, other than the Company’s filings under the Exchange Act and other than any amendment or supplement to a Resale Registration Statement that is substantially similar to the Company’s filings under the Exchange Act), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and such other documents as the Holder may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the applicable Resale Registration Statement.
(iii)Subject to the provisions of Section 6(a)(i), the Company shall promptly prepare and file with the SEC from time to time such amendments and supplements to (or replacements of) each Resale Registration Statement and prospectus used in connection therewith as may be necessary to keep such Resale Registration Statement (or replacements thereof) effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities covered by such Resale Registration Statement during the applicable Effectiveness Period. If any Resale Registration Statement filed pursuant to Section 6(a)(i) is filed on Form F-3 or Form S-3 and thereafter the Company becomes ineligible to use such registration statement for secondary sales, the Company shall promptly notify the Holder of such ineligibility and shall file a post-effective amendment to amend such Resale Registration Statement to an appropriate form as promptly as practicable (but no later than 14 calendar days after becoming ineligible to use Form F-3 or Form S-3) and use commercially reasonable efforts to have such post-effective amendment declared effective as promptly as practicable and cause such replacement Resale Registration Statement to remain effective during the Effectiveness Period.
(b)Grace Periods. Notwithstanding anything to the contrary, the Company may postpone the filing and effectiveness of any Registration Statement or, at any time after the effective date of the applicable Registration Statement, the Company may suspend the use of any Prospectus, if (i) the Board determines that any registration or offering of Registrable Securities should not be made or continued because it would materially and adversely interfere with any existing or potential material financing, acquisition, corporate reorganization, merger, share exchange or other transaction or event involving the Company or any of its subsidiaries or because the Company does not have appropriate financial statement of any acquired or to-be-acquired entities available for filing, or (ii) the Board determines that the Company would otherwise be required to disclose material non-public information concerning the Company, the disclosure of which is not otherwise required and which the Company has a bona fide business purpose for preserving in confidence (the period of such postponement or suspension, a “Grace Period”); provided that the Company shall (x) promptly notify the Holder in writing of the existence of the Grace Period

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(provided that in each notice the Company shall not disclose the content of any material non-public information to the Holder unless otherwise requested in writing by the Holder) and the date on which the Grace Period will begin, and (y) as soon as such date may be determined, promptly notify the Holder in writing of the date on which the Grace Period ends; provided further that (1) no Grace Period shall exceed sixty (60) consecutive days and (2) during any three hundred sixty five (365) day period, such Grace Periods shall not exceed an aggregate of one hundred twenty (120) days.
(c)Indemnification.
(i)The Company will indemnify hold harmless the Holder, its affiliates, directors and officers and each person, if any, who controls the Holder within the meaning of the Securities Act or the Exchange Act, in each case, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment or supplement thereto) or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(c)(i) shall not apply to any losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to the Holder furnished to the Company in writing expressly for use in any Registration Statement or Prospectus.
(ii)The Holder agrees to indemnify and hold harmless the Company, its affiliates, directors and officers and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act to the same extent as the indemnity set forth in Section 6(c)(i), but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to the Holder furnished to the Company in writing by the Holder expressly for use in any Registration Statement or the Prospectus (or any amendment or supplement thereto).
(iii)If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to Section 6(c)(i) or Section 6(c)(ii), such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Section 6(c) except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; provided further that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 6(c). If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 6(c) that the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such proceeding and shall pay the fees and expenses of such counsel related to such proceeding. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary, (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person, (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in

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connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability or claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.
(iv)If the indemnification provided for in Section 6(c)(i) or Section 6(c)(ii) is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such section, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the Indemnified Persons on the one hand and the Indemnifying Persons on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.
(v)The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in Section 6(c)(iii) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 6(c), in no event shall the Holder be required to contribute any amount in excess of the gross proceeds received by the Holder with respect to the offering of the Registrable Securities. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
(d)Rule 144 Reporting. With a view to making available to the Holder the benefits of Rule 144 under the Securities Act, the Company shall, so long as the Holder owns any Registrable Securities, use commercially reasonable efforts to:
(i)make and keep available current public information, as those terms are understood and defined in Rule 144 under the Securities Act;
(ii)file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 under the Securities Act; and
(iii)furnish to the Holder, forthwith upon request, to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of the Exchange Act as required for applicable provisions of Rule 144 under the Securities Act.
(e)No Underwritten Offerings. Notwithstanding anything herein to the contrary, in no event shall Warrant Shares be offered and sold pursuant to any Registration Statement and Prospectus pursuant to an underwritten offering without the prior written consent of the Company in its sole discretion.
Section 7.Warrant Register. The Company shall keep and properly maintain at its principal executive offices a register (the “Warrant Register”) for the registration of this Warrant Certificate and any transfers thereof and shall deliver to the Holder, within 10 Business Days of the Issue Date, a copy of the Warrant Register showing that the Holder is registered in the Warrant Register as the holder of the Warrant Certificate. The Company may deem and treat the Person in whose name this Warrant Certificate is registered on such register as the holder thereof for all purposes, and the Company shall not be affected by any notice to the contrary, except any assignment,

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division, combination or other transfer of this Warrant Certificate effected in accordance with the provisions of this Warrant Certificate.
Section 8.Transfer of Warrant Certificate. Subject to Section 12, this Warrant Certificate and all rights hereunder are transferable, in whole or in part, by the Holder without charge to the Holder, upon surrender of this Warrant Certificate to the Company at its then principal executive offices with a properly completed and duly executed Assignment in the form attached hereto as Exhibit B; provided that the Holder shall not assign any interest in this Warrant Certificate to any Person engaged, directly or through any of its affiliates (as such term is defined in Rule 144 under the Securities Act), in the business of providing software and services designed to analyze healthcare or medical data. Upon such compliance, surrender and delivery, the Company shall execute and deliver a new Warrant Certificate or Warrant Certificates in the name of the assignee or assignees and in the denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant Certificate evidencing the portion of this Warrant Certificate, if any, not so assigned and this Warrant Certificate shall promptly be cancelled. Notwithstanding anything to the contrary, the Company shall not be obligated to file more than one amendment or supplement to a Registration Statement or Prospectus in any six-month period as a result of the Holder’s transfer of this Warrant Certificate and the rights hereunder.
Section 9.The Holder Not Deemed a Stockholder; Limitations on Liability. Except as otherwise specifically provided herein, prior to the issuance to the Holder of the Warrant Shares to which the Holder is then entitled to receive upon the due exercise of this Warrant Certificate, the Holder shall not be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant Certificate be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise. In addition, nothing contained in this Warrant Certificate shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant Certificate or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.
Section 10.Replacement on Loss; Division and Combination.
(a)Replacement of Warrant Certificate on Loss. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and upon delivery of an indemnity reasonably satisfactory to it (it being understood that a written indemnification agreement or affidavit of loss of the Holder shall be a sufficient indemnity) and, in case of mutilation, upon surrender of such Warrant Certificate for cancellation to the Company, the Company at its own expense shall execute and deliver to the Holder, in lieu hereof, a new Warrant Certificate of like tenor and exercisable for an equivalent number of Warrant Shares as this Warrant Certificate so lost, stolen, mutilated or destroyed; provided that, in the case of mutilation, no indemnity shall be required if this Warrant Certificate in identifiable form is surrendered to the Company for cancellation.
(b)Division and Combination of Warrant Certificate. Subject to compliance with the applicable provisions of this Warrant Certificate as to any transfer or other assignment which may be involved in such division or combination, this Warrant Certificate may be divided or, following any such division of this Warrant Certificate, subsequently combined with other Warrant Certificates, upon the surrender of this Warrant Certificate or Warrant Certificates to the Company at its then principal executive offices, together with a written notice specifying the names and denominations in which new Warrant Certificates are to be issued, signed by the respective Holders or their agents or attorneys. Subject to compliance with the applicable provisions of this Warrant Certificate as to any transfer or assignment which may be involved in such division or combination, the Company shall at its own expense execute and deliver a new Warrant Certificate or Warrant Certificates in exchange for this Warrant Certificate or Warrant Certificates so surrendered in accordance with such notice. Such new Warrant Certificate or Warrant Certificates shall be of like tenor to the surrendered Warrant Certificate or Warrant Certificates and shall be exercisable in the aggregate for an equivalent number of Warrant Shares as this Warrant Certificate or Warrant Certificates so surrendered in accordance with such notice.

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Section 11.No Impairment. The Company shall not, by amendment of its Articles of Association or other organizational document, through any shareholders, voting or similar agreement, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but shall at all times in good faith assist in the carrying out of all the provisions of this Warrant Certificate and in the taking of all such action as may reasonably be requested by the Holder in order to protect the exercise rights of the Holder against dilution or other impairment, consistent with the tenor and purpose of this Warrant Certificate.
Section 12.Compliance with the Securities Act.
(a)Agreement to Comply with the Securities Act, etc.
(i)Legend. The Holder, by acceptance of this Warrant Certificate, agrees to comply in all respects with the provisions of this Section 12 and the restrictive legend requirements set forth on the face of this Warrant Certificate and further agrees that such Holder shall not offer, sell, pledge, hypothecate or otherwise transfer this Warrant Certificate or any Warrant Shares to be issued upon exercise hereof except under circumstances that will not result in a violation of the Securities Act. Subject to Section 12(a)(ii), this Warrant Certificate and all Warrant Shares issued upon exercise of this Warrant Certificate shall be stamped or imprinted with a legend in substantially the following form:
“THIS WARRANT CERTIFICATE AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH TRANSACTION IS EFFECTIVE UNDER THE ACT AND SUCH TRANSACTION IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW OR (II) SUCH TRANSACTION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE AND FOREIGN LAW AND, IF THE COMPANY REQUESTS, AN OPINION SATISFACTORY TO THE COMPANY TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.”
(ii)Removal of Restrictive Legends. This Warrant Certificate shall not contain any legend restricting the transfer thereof (including the legend set forth in Section 12(a)(i)) in the following circumstances: (A) following any sale of this Warrant Certificate pursuant to Rule 144 under the Securities Act, or (B) a minimum of one year has elapsed between the later of the date of the acquisition of this Warrant Certificate from the Company or from an affiliate of the Company (such period as determined in accordance with Rule 144(d) under the Securities Act) and upon receipt by the Company of a certificate in form and substance satisfactory to the Company from the Holder representing that such Holder is not an “affiliate” of the Company (as such term is defined in Rule 144 under the Securities Act). The Warrant Shares issued or delivered under this Warrant Certificate shall not contain any legend restricting the transfer thereof (including the legend set forth in Section 12(a)(i)) in the following circumstances (collectively, the “Unrestricted Conditions”): (A) following any sale of such Warrant Shares pursuant to Rule 144 under the Securities Act or an effective Registration Statement, (B) a minimum of one year has elapsed between the later of the date of the acquisition of such Warrant Shares from the Company or from an affiliate of the Company (such period as determined in accordance with Rule 144(d) under the Securities Act) and upon receipt by the Company and its counsel of a certificate substantially in the form attached as Exhibit C from the Holder or (C) upon receipt by the Company and its counsel of a certificate in a form mutually agreeable to the Company, its counsel, the Holder and its broker to where such Warrants Shares will be transferred. The Holder represents and agrees that (x) the Holder is the sole owner of the brokerage account to which the Warrant Shares are transferred in connection with clause (C) of the Unrestricted Conditions, (y) the Holder will not offer, resell, pledge or otherwise transfer the Warrant Shares (or any securities issued in exchange for such Warrant Shares) except in a registered offering under

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the Securities Act (including, for the avoidance of doubt, that the sale occurs in a manner described in the applicable registration statement under the caption “plan of distribution” and that the Holder has met the prospectus delivery requirements of Section 5 of the Securities Act) or pursuant to a transaction that complies with Rule 144 under the Securities Act or back to the Company’s Transfer Agent. If any of the Unrestricted Conditions are satisfied, the Company shall cause its counsel to promptly issue a legal opinion to the Transfer Agent if required by such Transfer Agent to effect the removal of restrictive legends.
(iii)Replacement Warrant Certificate. The Company agrees that at such time as the Unrestricted Conditions have been satisfied with respect to this Warrant Certificate or the Warrant Shares, as applicable, it shall promptly (but in any event within three (3) Business Days) following written request from the Holder issue a replacement Warrant Certificate or remove the restrictive legends on the Warrant Shares, as applicable.
(b)Representations of the Holder. By acceptance of this Warrant Certificate, the Holder represents to the Company as follows:
(i)The Holder is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act. The Holder is acquiring this Warrant Certificate and the Warrant Shares to be issued upon exercise hereof for investment for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant Certificate or the Warrant Shares, except pursuant to sales registered or exempt from registration under the Securities Act.
(ii)The Holder understands and acknowledges that this Warrant Certificate and the Warrant Shares to be issued upon exercise hereof have not been registered under the Securities Act or qualified under applicable state securities laws and are “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that, under such laws and applicable regulations, such securities cannot be resold other than in a transaction registered under the Securities Act and qualified under applicable state securities laws, unless an exemption from such registration and qualification is available. In addition, the Holder represents that it is familiar with Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.
(iii)The Holder acknowledges that it can bear the economic and financial risk of its investment for an indefinite period, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in this Warrant Certificate and the Warrant Shares. The Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of this Warrant Certificate and the business, properties, prospects and financial condition of the Company.
(iv)The Holder understands that no public market exists for this Warrant Certificate and such a market may never develop.
Section 13.Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13).
If to the Company:    SOPHiA GENETICS SA, La Pièce 12, CH-1180 Rolle/VD, Switzerland, Attention: Legal Department, Email: legal@sophiagenetics.com.
If to the Holder:    Perceptive Credit Holdings IV, LP, c/o Perceptive Advisors LLC, 51 Astor Place, 10th Floor, New York, NY 10003, Attention: Sandeep Dixit, Email: Sandeep@perceptivelife.com;

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PCOFReporting@perceptivelife.com, with a copy to: Chapman and Cutler LLP, 1270 Avenue of the Americas, New York, NY 10020, Attention: Nicholas Whitney, Email: whitney@chapman.com.
Section 14.Cumulative Remedies. The rights and remedies provided in this Warrant Certificate are cumulative and are not exclusive of, and are in addition to and not in substitution for, any other rights or remedies available at law, in equity or otherwise.
Section 15.Equitable Relief. Each of the Company and the Holder acknowledges that a breach or threatened breach by such party of any of its obligations under this Warrant Certificate would give rise to irreparable harm to the other party hereto for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, the other party hereto shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction. The Holder and the Company further acknowledge and agree that (i) sums payable hereunder are meant to be treated as liquidated damages and not penalties, (ii) the amount of loss or damages likely to be incurred by the Holder as a result of the Company’s breach of any its obligations hereunder is incapable or is difficult to precisely estimate, (iii) the amounts payable hereunder (and calculations in respect thereof) are reasonable and are not plainly or grossly disproportionate to the probable loss likely to be incurred by the Holder, and (iv) the parties hereto are sophisticated business parties and have been represented by sophisticated and able legal and financial counsel and negotiated this Warrant Certificate at arm’s length.
Section 16.Withholding. The Company and its paying agent shall be entitled to deduct and withhold taxes on any payments and distributions (or deemed distributions) pursuant to this Warrant Certificate to the extent required by applicable law. To the extent that any such amounts are so deducted or withheld and remitted to the applicable governmental authority, such deducted or withheld amounts shall be treated for all purposes of this Warrant Certificate as having been paid to the person in respect of which such deduction or withholding was made. In the event the Company previously remitted any such amounts to a governmental authority on account of taxes required to be deducted or withheld in respect of any payment or distribution, the Company shall be entitled (i) to offset any such amounts against any amounts otherwise payable in respect of this Warrant Certificate, any Warrant Shares otherwise required to be issued upon the exercise of this Warrant Certificate or any amounts otherwise payable in respect of Warrant Shares received upon the exercise of this Warrant Certificate, or (ii) to require the person in respect of whom such deduction or withholding was made to reimburse the Company for such amounts (and such person shall promptly so reimburse the Company within a reasonable amount of time after receiving a written notice describing the basis for such deduction or withholding). The Company shall provide a receipt from the applicable governmental authority or other evidence of payment of any taxes deducted or withheld reasonably acceptable to the Holder within 30 days after making any deduction or withholding of such taxes.
Section 17.Entire Agreement. This Warrant Certificate constitutes the sole and entire agreement of the parties to this Warrant Certificate with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.
Section 18.Successor and Assigns. This Warrant Certificate and the rights evidenced hereby shall be binding upon and shall inure to the benefit of the parties hereto and the successors of the Company and the successors and permitted assigns of the Holder. Such successors and/or permitted assigns of the Holder shall be deemed to be a “Holder” for all purposes hereunder.
Section 19.No Third-Party Beneficiaries. This Warrant Certificate is for the sole benefit of the Company and the Holder and their respective successors and, in the case of the Holder, permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Warrant Certificate. Notwithstanding the foregoing, the counsel to the Company is entitled to rely on the Holder’s representations and agreements in Section 12 in rendering any opinion of such counsel.
Section 20.Headings. The headings in this Warrant Certificate are for reference only and shall not affect the interpretation of this Warrant Certificate.

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Section 21.Amendment and Modification; Waiver. Except as otherwise provided herein, this Warrant Certificate may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by the Company or the Holder of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Warrant Certificate shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
Section 22.Severability. If any term or provision of this Warrant Certificate is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Warrant Certificate or invalidate or render unenforceable such term or provision in any other jurisdiction.
Section 23.Governing Law. This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York.
Section 24.Submission to Jurisdiction. Any legal suit, action or proceeding arising out of or based upon this Warrant Certificate or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the city of New York and County of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by certified or registered mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.
Section 25.Waiver of Jury Trial. Each of the Company and the Holder acknowledges and agrees that any controversy which may arise under this Warrant Certificate is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Warrant Certificate or the transactions contemplated hereby.
Section 26.Counterparts. This Warrant Certificate may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Warrant Certificate delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Warrant Certificate.
Section 27.Expenses. If the Company fails to comply with any provision of this Warrant Certificate, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any actual, reasonable and documented attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies.
Section 28.Currency. All dollar amounts referred to in this Warrant Certificate are in United States Dollars (“US Dollars”). All amounts owing under this Warrant Certificate shall be paid in US Dollars. All amounts denominated in other currencies, if any, shall be converted in the US Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into US Dollars pursuant to this Warrant Certificate, the US Dollar exchange rate as published in the Wall Street Journal (NY edition) on the relevant date of calculation.

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Section 29.No Strict Construction. This Warrant Certificate shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.
[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Company has duly executed this Warrant Certificate on the Issue Date.

SOPHiA GENETICS SA
By:	/s/ Ross Muken
Name: Ross Muken
Title: Chief Financial Officer & Chief Operating Officer

By:	/s/ Daan Van Well
Name: Daan van Well
Title: Chief Legal and Compliance Officer

Signature Page Warrant Certificate

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Accepted and agreed,

PERCEPTIVE CREDIT HOLDINGS IV, LP By: Perceptive Credit Opportunities GP, LLC, its general partner
By:	/s/ Sandeep Dixit
Name: Sandeep Dixit
Title: Chief Credit Officer

By:	/s/ Sam Chawla
Name: Sam Chawla
Title: Portfolio Manager

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EXHIBIT A TO WARRANT CERTIFICATE
FORM OF EXERCISE CERTIFICATE
(To be signed only upon exercise of Warrant Certificate)
To: ________________
By reference to article [4c] of the Company’s articles of association, the undersigned, as holder of a right to subscribe for Ordinary Shares of SOPHiA GENETICS SA, a Swiss stock corporation (société anonyme/Aktiengesellschaft) incorporated under the laws of Switzerland, registered with the commercial register of the Canton of Vaud under registration number CHE-184.818.745 with registered address at Zone artisanale La Pièce 12, 1180 Rolle, Switzerland (the “Company”), pursuant to that certain Warrant Certificate of the Company, dated as of May 2, 2024 and bearing Warrant Certificate No. W-001 (the “Warrant Certificate”), hereby irrevocably elects to exercise the subscription right represented by such Warrant Certificate for, and to subscribe thereunder for, [________ (_____)] Ordinary Shares of the Company comprising [Tranche A Warrant Shares][Tranche B Warrant Shares] and irrevocably undertakes to pay the exercise price of [___________ Dollars ($________)] therefor.
If the Unrestricted Conditions are met with respect to the [Tranche A Warrant Shares][Tranche B Warrant Shares], provide the following information:
DTC Participant Name: _____________
DTC Participant Number: _____________
Name and Contact of Ops Contact at DTC Participant: _____________
As a condition to this exercise, the undersigned hereby represents and warrants to the Company that: the representations and warranties set forth in the Warrant Certificate are true and correct as of the date hereof as if they had been made on such date.
Unless otherwise defined herein, capitalized terms have the meanings provided in the Warrant Certificate.
DATED: ______________

PERCEPTIVE CREDIT HOLDINGS IV, LP
By:
Name:
Title:
A-1

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EXHIBIT B TO WARRANT CERTIFICATE
FORM OF ASSIGNMENT
THE UNDERSIGNED, PERCEPTIVE CREDIT HOLDINGS IV, LP, is the holder (in such capacity, the “Holder”) of a warrant certificate issued by SOPHiA GENETICS SA, a Swiss stock corporation (société anonyme/Aktiengesellschaft) incorporated under the laws of Switzerland, registered with the commercial register of the Canton of Vaud under registration number CHE-184.818.745 with registered address at Zone artisanale La Pièce 12, 1180 Rolle, Switzerland (the “Company”), bearing Warrant Certificate No. W-001 (the “Warrant Certificate”), entitling the Holder to purchase up to 400,000 shares of the Company’s Ordinary Shares. Unless otherwise defined, capitalized terms used herein have the meanings ascribed thereto in the Warrant Certificate.
FOR VALUE RECEIVED, the Holder hereby assigns and transfers to [NAME OF ASSIGNEE] (the “Assignee”) the right to acquire [all Warrant Shares entitled to be purchased upon exercise of the Warrant Certificate] [______ of the [Tranche A Warrant Shares][Tranche B Warrant Shares] entitled to be purchased upon exercise of the Warrant Certificate]. In furtherance of the foregoing assignment, the Holder hereby irrevocably instructs the Company to (i) memorialize such assignment on the Warrant Register as required pursuant to Section 7 of the Warrant Certificate, and (ii) pursuant to Section 8 of the Warrant Certificate, execute and deliver to the Assignee [and the Holder] a new Warrant Certificate [new Warrant Certificates] reflecting the foregoing assignment ([each] a “Substitute Warrant Certificate”).
The Assignee hereby represents and warrants to the Company that the representations and warranties set forth in the Substitute Warrant Certificate are true and correct as of the date hereof as if they were made by the Assignee as if they had been made on such date.
The Assignee acknowledges and agrees that, by reason of the provisions of Section 3(e) of the Warrant Certificate, the number of Warrant Shares issuable upon exercise thereof under the Warrant Certificate may be less than the amount stated on the face hereof.
To the extent required pursuant to Section 12 of the Warrant Certificate, the Assignee acknowledges and agrees that a restrictive legend shall be applied to the Assignee’s Substitute Warrant Certificate and the Warrant Shares issuable upon exercise of such certificate substantially consistent with the legend set forth in Section 12(a)(i).

PERCEPTIVE CREDIT HOLDINGS IV, LP
By:
Name:
Title:

Accepted and agreed,

[NAME OF ASSIGNEE]
By:
Name:
Title:

B-1

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EXHIBIT C TO WARRANT CERTIFICATE
FORM OF NON-AFFILIATE CERTIFICATE
SOPHiA GENETICS SA
La Pièce 12
CH-1180 Rolle/VD
Switzerland
Dear Sir or Madam,
The undersigned, hereby represents and warrants to you:
1.We beneficially own __________ ordinary shares of SOPHiA GENETICS SA (the “Company”). Neither we nor any of our affiliates own, beneficially or of record, or control any other securities of the Company.
2.During the three months preceding the date of this letter, we have not been an “affiliate” of the Company within the meaning of Rule 144. In that connection, we confirm the following:
(a)    we have no ability, directly or indirectly, individually or together with any other person, to influence, direct or cause the direction of the management or policies of the Company or any of its subsidiaries in any respect, nor have we in fact influenced, directed or caused the direction of the management or policies of the Company or any of its subsidiaries in any respect;
(b)    neither we nor any of our affiliates or representatives serves as an officer or director of the Company or in any similar capacity;
(c)    except for that certain Credit Agreement and Guaranty, dated as of May 2, 2024, among the Company, as the borrower, the guarantors party thereto, the lenders party thereto and Perceptive Credit Holdings IV, LP, as the administrative agent and lender, we have no agreement or other understanding, written or oral, direct or indirect, with the Company, any of its directors, officers or employees or any other stockholder of the Company with respect to our investment in, or any aspect of the business or management of, the Company;
(d)    neither the Company’s articles of association, nor any contracts or understanding between or among the Company or any shareholders of the Company, confer on us the power to approve or disapprove any corporate action or to exercise any other similar power with respect to corporate affairs;
(e)    we are not otherwise, directly, or indirectly through one or more intermediaries, in control of, controlled by, or under common control with, the Company; and
(f)    except as described above, neither we nor any of our affiliates has any relationship, contractual arrangement or other understanding with the Company or any director, officer or other affiliate of the Company.
You, the transfer agent and your counsel may rely on this letter, including the representations and warranties contained herein, in connection with permitting the transfer of our Shares referred to above.

[____]
By:
Name:
Title:

C-1

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